107 Selden Street, Berlin, CT 06037

Northeast Utilities Service Company

P.O. Box 270

Hartford, CT 06141-0270

(860) 665-6484

Fax (860) 665-5950

Internet: kuhlmkj@nu.com

Kerry J. Kuhlman

Vice President and Secretary

January 23, 2008

BY EDGAR AND FAX: (202) 772-9204

Ellie Quarles, Esq.

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Northeast Utilities

Definitive 14A

Filed March 26, 2007

Commission File No. 001-05324

Dear Ms. Quarles:

Northeast Utilities has received your letter to Charles W. Shivery, the Chairman of the Board, President, and Chief Executive Officer of Northeast Utilities, dated December 11, 2007, with respect to the review by the Securities and Exchange Commission of the above-referenced filing.  Comments from the initial review of this filing were set forth in your letter dated August 21, 2007. Set forth below are our responses to your comments in the December 11, 2007 letter.  We have always taken our public filings seriously and we appreciate the time your staff has taken on this review.

Our responses are keyed to the sequential numbering of your comments and to the headings used in your letter.  Your comments are in bold and our responses and supplemental information are in regular type.

Benchmarking, page 26

1.

We note your response to comment 5 in our letter dated August 21, 2007.  Please confirm to us that you will identify in future filings the components of the utility and general industry survey data.

Response:

Our Compensation Committee strives to provide our executive officers with compensation opportunities over time at or above the median compensation levels for executive officers of companies comparable to us. The Compensation Committee reviewed compensation

Ellie Quarles, Esq.

January 23, 2008

data obtained from two sources: (i) utility and general industry survey data and (ii) customized peer group data. However, the Compensation Committee has not made a commitment to compensate our executive officers through a firm and direct connection between the compensation paid by us and the compensation paid by any of the companies from which the utility and general industry survey data and the customized peer group data was obtained. Thus, “benchmarking” in the sense used in the proxy rules has not been used to set executive compensation.

Accordingly, in the proxy statement for our 2008 Annual Meeting (the “2008 proxy statement”), we propose to caption the discussion of the Compensation Committee’s actions using the term “Market Analysis” in lieu of the term “Benchmarking” that appeared in the 2007 proxy statement.  Because the Compensation Committee engages in “market analysis” instead of “benchmarking,” we would not expect to include in the 2008 proxy statement a list of the companies from which the utility and general industry survey data was obtained. However, because the Compensation Committee reviews customized peer group data for other purposes, we expect to continue to include the names of the companies that comprise the customized utility peer group considered by the Committee. We have attached as Exhibit A for review by the staff the text of the “Market Analysis” section that we propose to include in our 2008 proxy statement.

Incentive Compensation, page 28

2.

We note your response to comment 6 in our letter dated August 21, 2007 and we reissue that comment.  Please provide all corporate operational and financial goals in future filings, or provide us with your arguments as to why you did not include such information for the 2007 proxy statement.

Response:

In future filings, we will specifically disclose the corporate operational and financial goals established by the Compensation Committee for the last completed fiscal year [to the extent that these goals comprise a material element of each named executive officer’s compensation].

In accordance with Instruction 2 to Item 402(b), we will disclose actions taken after the end of the last completed fiscal year that could affect a fair understanding of the named executive officers’ compensation for the last fiscal year. However, historically, we have not paid any compensation based on achievement of performance goals for the then-current fiscal year until after the end of that year. Similarly, performance goals for the then-current fiscal year have not affected a shareholder’s fair understanding of the named executive officers’ compensation for the last-completed fiscal year.  As a result, performance goals for the then-current and future fiscal years are not considered to be material, were not disclosed in our 2007 proxy statement and will not be disclosed in our 2008 proxy statement.

Ellie Quarles, Esq.

January 23, 2008

We acknowledge that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any question regarding our responses or the supplemental information provided to address your comments may be directed to my attention at telephone (860) 665-6484, fax (860) 665-5950.

Very truly yours,

NORTHEAST UTILITIES

By:

/s/ KERRY J. KUHLMAN

Kerry J. Kuhlman

Vice President and Secretary

FOR REVIEW BY THE SECURITIES AND EXCHANGE COMMISSION

Draft disclosure proposed to be included in the proxy statement for the

Northeast Utilities 2008 Annual Meeting of Shareholders

MARKET ANALYSIS

The Compensation Committee strives to provide our executive officers with compensation opportunities over time at or above the median compensation levels for executive officers of companies comparable to us. The Committee determined executive officer TDC levels in two steps. First, the Committee determined the “market” values of executive officer compensation elements (e.g., base salaries, annual incentives and long-term incentives) as well as total compensation using compensation data obtained from other companies. The Committee reviewed compensation data obtained from two sources: (i) utility and general industry survey data and (ii) customized peer group data. Then the Committee reviewed the compensation elements for each executive officer with respect to the median of these market values, and considered individual performance, experience and internal pay equity to determine the amount, if any, by which the various compensation elements should exceed the median market values. Significantly, the Committee has not made a commitment to compensate our executive officers through a firm and direct connection between the compensation paid by us and the compensation paid by any of the companies from which the utility and general industry survey data and the customized peer group data was obtained.

Set forth below is a description of the sources of the compensation data used by the Committee:

•

Utility and general industry survey data. The Committee analyzed compensation information obtained from surveys of diverse groups of utility and general industry companies that represent our market for executive officer talent. The Committee used the utility and general industry survey data to determine base salaries and incentive opportunities. The compensation consultant reviewed subsets of survey data applicable to utility companies correlated to reflect entities similar in size to us. Then the Committee compared utility-specific executive officer positions, including our Executive Vice President – Operations, to utility-specific market values. For executive officer positions that have counterparts in general industry, including our Chairman of the Board, President and Chief Executive Officer; Senior Vice President & Chief Financial Officer; and Senior Vice President & General Counsel, the Committee averaged general industry comparisons with utility industry comparisons weighted equally.

•

Customized peer group data. The Committee also evaluated compensation data obtained from the proxy statements of a customized group of peer utility companies consisting of: (i) utilities that are substantially regulated with annual revenues that ranged from $2.5 billion to $12 billion with median annual revenues of $5.6 billion; and (ii) utilities that are less regulated and closer in size to Northeast Utilities, with annual revenues that ranged from $3 billion to $7 billion. Although we do not consider utilities that are less regulated to be direct performance peers, these companies represent potential sources of talent. The Committee considered data only for those executive officer

A-1

positions where there is a title match, e.g., the Chief Executive Officer, Chief Financial Officer, and General Counsel. For 2007, this group consisted of the following 22 companies:

Allegheny Energy Inc.	Great Plains Energy Incorporated	PPL Corporation
Alliant Energy	NiSource Inc.	Progress Energy, Inc.
Ameren Corporation	NSTAR	Puget Energy, Inc.
CenterPoint Energy Inc.	OGE Energy Corp.	SCANA Corporation
CMS Energy Corporation	PG&E Corporation	Sierra Pacific Resources
Consolidated Edison, Inc.	Pepco Holdings, Inc.	TECO Energy, Inc.
Energy East Corporation	Pinnacle West Capital Corporation	Wisconsin Energy Corporation
Xcel Energy Inc.

The Committee used compensation data obtained from these companies for insights into incentive compensation design practices and compensation levels, although no specific actions were taken in 2007 directly as a result of this data. In 2007, the Committee also used a subset of this group for performance comparisons under the performance cash program as described below under the caption entitled 2007 – 2009 Long-Term Incentive Program. The Committee periodically adjusts the target percentages of annual and long-term incentives based on the survey data to ensure that they continue to represent market median levels. Adjustments are made gradually over time to avoid radical changes.

The Committee also sets supplemental benefits at levels that provide market-based compensation opportunities to the executive officers. Compensation includes perquisites to the extent they serve business purposes. The Committee periodically reviews the general market for supplemental benefits and perquisites using utility and general industry survey data, sometimes including data obtained from companies in the customized peer group. Benefits are adjusted occasionally to maintain market parity. When the market trend for supplemental benefits reflects a general reduction, (e.g., the elimination of defined benefit pension plans), the Committee has reduced these benefits only for newly hired officers. The Committee reviewed our supplemental retirement practices most recently in 2005 and 2006, as described in more detail below under the caption entitled Supplemental Benefits.

A-2